# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Road,, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085606

## Reporting persons
- DWC Technology Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,952,776; sole dispositive power 0; shared dispositive power 2,952,776; aggregate amount beneficially owned 2,952,776 (7.78% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 2,952,776 Class A ordinary shares held by DWC Technology Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.
- Wei Duan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,952,776; sole dispositive power 0; shared dispositive power 2,952,776; aggregate amount beneficially owned 2,952,776 (7.78% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 2,952,776 Class A ordinary shares held by DWC Technology Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Road, Pudong New District, Shanghai, F4, 201210

## Item 2. Person Filing
Name of person filing:
DWC Technology Limited

Wei Duan

The shares reported herein are directly held by DWC Technology Limited,which is 100% owned by its sole director, Wei Duan, who has voting and dispositive control over the securities owned by DWC Technology Limited. Accordingly, Wei Duan may be deemed to indirectly beneficially own the securities of the Issuer held by DWC Technology Limited.
Address of principal business office or, if none, residence:
DWC Technology Limited: Mill Mall, Suite 6, Wickhams Cay 1, P.0. Box3085, Road Town, Tortola, British Virgin lslands.

Wei Duan: 43F East Tower, Tianying Plaza, 222 Xingmin Road, Tianhe District, Guangzhou, Guangdong Province, People's Republic of China.
Citizenship:
DWC Technology Limited: British Virgin lsland

Wei Duan: the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,952,776
Percent of class: 7.78%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,952,776
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,952,776

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DWC Technology Limited: /s/ Wei Duan, Wei Duan/Director (09/12/2025)
- Wei Duan: /s/ Wei Duan, Wei Duan (09/12/2025)